Filed by DivX, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: DivX, Inc.

Exchange Act File Number: 001-33029

FAQs distributed by Kevin Hell, Chief Executive Officer of DivX, Inc., to the Company’s

Employees, dated June 28, 2010

EMPLOYEE FAQ – 6/28/2010

DivX Colleagues:

This FAQ addresses common questions regarding the pending merger involving DivX and Sonic Solutions. We are committed to providing answers to your questions and will continue to add questions and answers as they become available. If you have specific HR-related questions, please contact the HR department.

GENERAL

1)	How will the pending transaction impact DivX employees?

Until the transaction closes, we will continue with business as usual. Our current execution is important to DivX in the short term as well as to the combined entity that will result after closing.

The Transition Team (comprised of both DivX and Sonic employees) is thoughtfully planning for the transition process to ensure successful integration of the two companies. Over the course of the next few months and through the close of the transaction, we will provide updates regarding the transition plan. At this point, it is too early to speculate how the new organization will look, but DivX employees are an important part of the value that DivX offers in the pending transaction.

2)	When will I know if I have a job after the closing?

DivX employees are an important part of the DivX value proposition to Sonic. As stated by Sonic, DivX was already a valued technology licensor to Sonic, and one of the key aspects to this transaction is Sonic’s ability to leverage the DivX team that has been successful and will continue to drive even greater success for the combined entity. The timing regarding announcements on this front has not yet been determined. The Transition Team will provide information on this when it becomes available.

3)	What are the transaction terms?

Upon the closing, DivX shareholders will receive a combination of cash and stock: for each share of DivX common stock they hold, shareholders will receive $3.75 in cash, and 0.514 shares of Sonic common stock. See below for a discussion of the treatment of stock options.

4)	How will DivX be integrated into Sonic’s existing business?

It is too early to discuss the specifics of the combined structure, but the Transition Team will help Sonic determine how the integration process will work.

5)	What is the timeline for the pending transaction? When can employees expect to see changes happen?

The transaction is currently expected to close by the end of September, but the closing could occur earlier or later depending on the timing of approval by the shareholders of each of the companies, regulatory approvals and other closing conditions. Until the transaction is closed, DivX will continue to operate as an independent business.

6)	Will separate Town Hall meetings be scheduled to address employee questions in smaller forums?

During the period between now and closing, we will schedule communication meetings.

7)	How would you compare the cultures of the two companies?

Our understanding is that Sonic’s values seem to align well with the values championed throughout the DivX organization.

8)	How will the pending transaction affect our plans for DivX TV?

DivX’s plans are unchanged, and DivX will continue on its current course with respect to the rollout of DivX TV. Sonic has communicated to us that it intends to continue with the DivX TV plan subject to the impact of market conditions and our continued progress in executing upon the plans.

9)	How will the pending transaction affect MainConcept employees?

DivX’s plans are unchanged. Sonic has publicly stated that MainConcept’s broad and distinct product and technology portfolio will help fuel growth for the Roxio consumer products and services, as well as strengthen its PC OEM relationships, while significantly bolstering the scope and influence of its technology licensing business.

10)	Will employees still need to attend an annual compliance training session?

Yes. DivX will continue to follow its ordinary course of operations generally and specifically will continue its compliance with corporate governance procedures and processes, including among other things adherence to its mandatory compliance training schedule.

11)	Will DivX continue to operate from its current San Diego location following the closing?

Yes. Sonic has communicated its intention to maintain DivX’s San Diego location following the closing.

12)	Does the Merger Agreement provide for employee retention bonuses?

No. The Merger Agreement does not provide for employee retention bonuses.

13)	What is the severance policy for employees who will not continue on after the closing?

We do not have information on this yet. The Transition Team will provide information on this topic when it becomes available.

DIVX STOCK AND OPTIONS

1)	May I sell DivX stock between now and closing?

You may sell your shares of DivX stock during an open trading window in accordance with the DivX Insider Trading Compliance Policy so long as you are not in possession of material inside information. If you have been designated as an “insider,” you will also need to complete a Preclearance form. As a reminder, we are currently in a blackout period, and the next trading window will open two days following the public release of DivX’s Q2 2010 financial and operating results.

2)	May I exercise my options between now and closing?

You can exercise vested options at any time. If you are doing a same-day sale (exercising vested options and selling into the open market), you may do so only in an open trading window so long as you are not in possession of material non-public information. Also, if you have been designated as an “insider,” you will need to complete a Preclearance form.

3)	What will happen to my unexercised options at closing?

a)	This will depend on the following factors:

(i)	at the time of the closing, are you a continuing employee or a non-continuing employee?

(ii)	at the time of the closing, are the options vested or unvested?

(iii)	at the time of the closing, are the options “In the Money” or “At the Money/Underwater”?

b)	How do I know if my options are “Underwater” or “In the Money”?

This will depend on the Sonic Price.

“Sonic Price” means Sonic’s volume-weighted average stock price on the day before closing.

“In the Money” means that the option strike price is less than the result of the following calculation: $3.75 PLUS (.514 multiplied by the Sonic Price).

“At the Money/Underwater” means that the option strike price is equal to or more than the result of the following calculation: $3.75 PLUS (0.514 multiplied by the Sonic Price).

Example 1:

You have options with a strike price of $8.

The Sonic Price is $8.

Calculation is 3.75 + (.514*8) = $7.86.

Your options would be Underwater.

Example 2:

You have options with a strike price of $8.

The Sonic Price is $10.

Calculation is 3.75 + (.514*10) = $8.89.

Your options would be In the Money.

c)	What will happen to In the Money and At the Money/Underwater Options?

Continuing employees at the time of closing:

Options	Vested	Not Vested
In the Money	Converted to Sonic options if not exercised by the time of closing.	Converted to Sonic options at time of closing. Same vesting schedule applies.

At the Money/Underwater	Terminate at closing if not exercised by the time of closing.	Accelerate five days before closing and may be exercised effective at the time of closing. Terminate at closing if not exercised by the time of closing.

Non-continuing employees at the time of closing – in other words, employees who resign effective as of the time of closing:

Options	Vested	Not Vested
In the Money	Terminate at closing if not exercised by the time of closing.	Accelerate five days before closing and may be exercised effective at the time of closing. Terminate at closing if not exercised by the time of closing.

At the Money/Underwater	Terminate at closing if not exercised by the time of closing.	Accelerate five days before closing and may be exercised effective at the time of closing. Terminate at closing if not exercised by the time of closing.

4)	If my options are assumed by Sonic and convert to Sonic options, how many Sonic options will I get? What will the new strike price be?

This depends on the Sonic Price and on the strike price of your options. Please use the attached spreadsheet to help you calculate this information for your particular situation. For questions about your particular situation, please contact Shawn Swaney or Trevor Renfield.

5)	What happens to my options if I leave DivX prior to the effective time of closing?

Unvested options will terminate.

If you leave DivX more than 90 days before the closing date, you will have 90 days to exercise your vested options.

If you leave DivX less than 90 days before the closing date, you may exercise vested options until the effective time of closing.

6)	If I own DivX stock at the time of closing, how will my DivX stock convert to Sonic shares?

For each share of DivX stock you own, you will receive:

a cash payment equal to $3.75

PLUS

0.514 shares of Sonic stock

7)	Will DivX’s next blackout period begin on September 15, 2010 as currently outlined in the Insider Trading Compliance Policy?

Yes. This means that if the closing happens after September 15, 2010 and prior to the next open window period, DivX employees will not be able to sell stock between September 15, 2010 and the closing date.

8)	Do long-term capital gains tax rates apply to any income that I realize at the closing as a result of cash and stock I will receive in exchange for shares of DivX stock that I have held for more than two years?

Every situation is unique, and we encourage you to consult your tax advisor to confirm the tax treatment specific to your personal tax liability and final tax treatment.

9)	How will the $3.75 per share be treated for tax purposes?

Every situation is unique, and we encourage you to consult your tax advisor to confirm the tax treatment specific to your personal tax liability and final tax treatment.

ESPP PROGRAM

1)	What will happen to the ESPP program? How will the share purchase work?

Participants in the ESPP program may continue to contribute to the ESPP through a new purchase date that will be within 10 business days prior to the closing (the “Purchase Date”). The closing is currently expected to occur by September 30, 2010, but might occur sooner or later than that date.

Assuming that you do not withdraw your contributions from the ESPP program prior to the closing of the current ESPP offering in accordance with the terms of the ESPP program, your contributions will be used to purchase DivX stock at the lower of either (1) 85% of the share price on May 17, 2010, which is $6.15 ($7.24 closing price *.85), or (2) 85% of the closing price of DivX stock on the Purchase Date.

BENEFITS AND BONUSES

1)	Will the health benefits for DivX employees change once the transaction is complete?

Health benefits will remain unchanged before closing. We will provide additional information about what health benefits will be available to employees of the combined entity after the closing, as that information becomes available.

2)	Will DivX employees continue to earn bonuses until the transaction is finalized? What about after the transaction is complete?

The bonus program will remain unchanged before closing. Any changes to the bonus program post-closing will be communicated accordingly.

3)	Can you explain how the contributions to the employee 401K program will be affected? What about company contributions? How will DivX matching be affected?

Our current 401k plan will remain unchanged before closing. Until the closing, consistent with DivX’s policy, DivX will match 50% of your contributions to the 401k plan subject to a cap set at 4% of your annual salary, excluding bonuses and commissions.

We will provide additional information about what 401K plan benefits will be available to employees of the combined entity after the closing, as that information becomes available.

4)	What will be the vacation policy of the combined entity?

We do not yet have this information. We will provide additional information about what vacation policy will apply after the closing as that information becomes available.

5)	What will happen to my accrued vacation time after closing?

If your employment with DivX ends prior to the closing, or effective as of the closing, your accrued vacation time will be paid out pursuant to DivX policy.

Sonic has indicated that if you continue on with the combined company after the closing, your DivX accrued vacation time will roll over to the combined company. For example, if you had 40 hours of accrued vacation time at DivX, you would continue to have 40 hours of accrued vacation time with the combined entity. However, you would accrue new vacation time only in accordance with whatever vacation policy applies in the combined entity after closing.

Forward-Looking Statements:

This communication includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions (“Sonic”) and DivX, Inc. (“DivX”), both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements, including, but not limited to, the following: (1) the parties may not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction may not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the transaction may not be satisfied or waived; (5) the impact of general economic conditions on the businesses and results of operations of the two companies; and (6) other factors set forth in Sonic’s and DivX’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the Securities and Exchange Commission (“SEC”) and available on or through their respective corporate websites, www.sonic.com and www.divx.com. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this communication should not be considered as a representation by Sonic, DivX or any other person that Sonic’s or DivX’s objectives or plans, both individually and on a consolidated basis, will be achieved. These risks, as well as other risks of the consolidated company may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in a Registration Statement on Form S-4 to be filed by Sonic with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. For further information regarding cautionary statements and factors affecting future business or financial results of Sonic or DivX, please refer to their most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the SEC and available on or through their respective corporate websites, www.sonic.com and www.divx.com. Neither Sonic nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise except as required by law.

Additional Information:

This communication is not a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Sonic, and it is not a substitute for any proxy statement or other filings that may be made with the SEC with respect to the merger. When such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information. Any such documents, once filed, will be available free of charge at the SEC’s website (www.sec.gov) and from Sonic and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com).

Sonic, DivX and their respective directors, executive officers and other members of their management may be deemed to be soliciting proxies from shareholders of Sonic or DivX in favor of the merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests in the merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of these shareholders in connection with the merger by reading the preliminary and definitive proxy statements regarding the merger, which will be filed with the SEC. Information about the directors and executive officers of Sonic may be found in its definitive proxy statement filed with the SEC on October 1, 2009. Information about the directors and executive officers of DivX may be found in its definitive proxy statement filed with the SEC on April 20, 2010. These documents will be available free of charge once available at the SEC’s web site at www.sec.gov or by directing a request to either Sonic or DivX.

Conversion of DivX Options to Sonic Options:

Variables:

Sonic Price:	$9.00

Number of DivX options:	1,000

Exercise price per share of DivX options:	$6.00

Results:

Number of Sonic options:	931

Exercise price per share of Sonic options:	$6.45

**	If your stock options are At the Money or Underwater, these options will accelerate 5 days before closing and will terminate if not exercised by closing.

Formulas Used to Calculate Your Option and Number of Sonic Options:

1.	Number of Sonic Options you will receive = Number of DivX options MULTIPLIED BY [0.514 + ($3.75/Sonic Price)]

2.	Exercise price per share of Sonic options = Exercise price per share of DivX options DIVIDED BY [0.514 + ($3.75/Sonic Price)]